UNITED STATES
SECURITIES AND EXCHANGE COI
Washington. D.C. 2054!

11015285

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 18 2011

Washington, DC
110

SEC FILE NUMBER
8-14045

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** AND ENDING **12/31/10**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Monroe Securities, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

100 N. Riverside Plaza, Suite 1620
(No and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Carlino **(312) 327-2530**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salmin, Celona, Wehrle & Flaherty, LLP
(Name – *if individual, state last, first, middle name)*

1170 Chili Avenue	**Rochester**	**NY**	**14624**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Carlino, swear (or affirm) that, to the best of my knowledge and belief the accompanying Statements of Financial Condition pertaining to the firm of Monroe Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

STATE OF: ILLINOIS
COUNTY OF: COOK

SUBSCRIBED AND SWORN TO BEFORE ME THIS 16TH DAY OF FEBRUARY, 2011.
BY CRAIG J. CARLINO

Notary Public

OFFICIAL SEAL
MALGORZATA CICHECKI
Notary Public - State of Illinois
My Commission Expires Dec 4, 2011

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statements of Financial Condition.
[ ] (c) Statements of Income.
[ ] (d) Statements of Cash Flows.
[ ] (e) Statements of Changes in Shareholders' Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant To Rule 15c3-3.
[ ] (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Monroe Securities, Inc.

We have audited the accompanying statements of financial condition of Monroe Securities, Inc. as of December 31, 2010 and 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Monroe Securities, Inc. as of December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

Monroe Securities, Inc. is a 100% owned subsidiary of Monroe Securities Holdings, Inc.

Salmin, Celona, Wehrle & Flaherty, LLP
Salmin, Celona, Wehrle & Flaherty, LLP

February 9, 2011

MONROE SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
Cash	$ 110,897	$ 82,077
Receivable from brokers and dealers	787,073	781,219
Securities in firm account, at fair value	905,514	1,093,186
Other receivables	10,351	9,829
Property and equipment, net	103,709	123,479
Restricted deposits	100,000	100,000
Goodwill	4,783,873	4,783,873
Total assets	$ 6,801,417	$ 6,973,663

LIABILITIES AND SHAREHOLDERS' EQUITY

	2010	2009
Liabilities:		
Accounts payable and other liabilities	$ 151,826	$ 108,098
Securities sold but not yet purchased, at fair value	22,691	85,418
Deferred lease incentive	68,519	80,783
Total liabilities	243,036	274,299
Shareholders' equity:		
Common stock, par value $.02 per share; authorized 1,000,000 shares; issued and outstanding 383,888 shares	7,678	7,678
Capital in excess of par value	8,800,600	8,800,600
Retained deficit	(2,249,897)	(2,108,914)
Total shareholders' equity	6,558,381	6,699,364
Total liabilities and shareholders' equity	$ 6,801,417	$ 6,973,663

See accompanying notes to statements of financial condition

1. THE COMPANY

Monroe Securities, Inc. (Company) is a securities broker/dealer engaged in the purchase and sale of securities, which executes transactions and introduces them to a Clearing Broker, a New York Stock Exchange Member Firm, on a fully disclosed basis. The Company also provides investment banking services and is a wholly owned subsidiary of Monroe Securities Holdings, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Receivable from Brokers and Dealers - The Company has a receivable that arose from trading activity with its Clearing Broker. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

Securities in Firm Account - Securities in firm account are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, "Fair Value Measurements and Disclosure", and consist primarily of corporate stocks that are transacted in thinly traded markets.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years.

Restricted Deposits - Restricted deposits represent the minimum balances required to be maintained in a restricted collateral account pursuant to an agreement between the Company and its Clearing Broker.

Goodwill - Goodwill represents the excess of the cost of the net assets acquired over the fair value of the net assets at the date of acquisition. Goodwill is not being amortized, but is tested at least annually for potential impairment. As of December 31, 2010 and 2009, testing resulted in no impairment. None of the amount allocated to goodwill will be amortized for tax purposes.

Account Reclassification - Certain account balances at December 31, 2009 were reclassified to conform to account classifications used by the Company at December 31, 2010. These changes had no effect on reported financial position.

Income Taxes - The Company has elected to be taxed as a Qualified Subchapter S Subsidiary with its parent, Monroe Securities Holdings, Inc. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. The Company's income will be reported with its parent and then taxed on the individual income tax returns of the shareholders of Monroe Securities Holdings, Inc. However, certain states do impose an entity-level tax on the Company.

The Company adopted the provisions of FASB ASC 740, "Income Taxes", pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company is also subject to credit risk through its receivable. Credit risk with respect to this receivable is minimized as certain losses are insured by SIPC and excess SIPC coverage. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The credit risk is minimized as the investment securities are insured against certain losses by SIPC and excess SIPC coverage. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in these financial statements.

3. FAIR VALUE MEASUREMENT

The Company accounts for its securities in accordance with FASB ASC 820. FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

3. FAIR VALUE MEASUREMENT, Continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
Assets:				
Securities in firm account	$ 865,753	$ 39,761	$ -	$ 905,514
Liabilities:				
Securities sold but not yet purchased	$ 20,810	$ 1,881	$ -	$ 22,691

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Assets:				
Securities in firm account	$ 937,273	$ 155,913	$ -	$1,093,186
Liabilities:				
Securities sold but not yet purchased	$ 83,507	$ 1,911	$ -	$ 85,418

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2010	2009
Computer equipment, furniture and fixtures	$ 193,562	$ 184,987
Software	37,488	37,488
Leasehold improvements	72,715	72,715
	303,765	295,190
Less: Accumulated depreciation	200,056	171,711
	$ 103,709	$ 123,479

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $1,368,683, which was $368,683 in excess of its required net capital of $1,000,000, and a ratio of aggregate indebtedness to net capital of .1610 to 1.

6. EMPLOYEE BENEFITS

The Company maintains a SIMPLE-IRA Plan for its employees. Employees may defer a percentage of their compensation up to certain IRS limits. The Company's contribution to the plan is up to 3% of each participant's compensation.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As discussed in Note 1, the Company executes transactions and introduces them to a Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk pursuant to securities transactions can be directly impacted by volatile trading markets. The Company's policy is to monitor its market exposure risk.

8. COMMITMENTS

The Company has a lease agreement for its office in Chicago, Illinois. As a security deposit for the lease, the Company obtained a letter of credit in the initial amount of $125,000. The lease agreement began on January 1, 2007, entitled the Company to an abatement of rent for the first ten months, expires on July 31, 2016, and requires the Company to make the following annual base rental payments over the next five years:

2011	$79,542
2012	$81,752
2013	$83,961
2014	$86,171
2015	$88,380

The abated rent has been recorded as deferred lease incentive and had a total value of $117,580, which will offset rent expense over the term of the lease on a straight-line basis. The lease agreement also requires the Company to make additional rental payments equal to their share of the common area and property tax costs on a monthly basis. As of January 1, 2011, the additional monthly rental payment totaled $5,583 and the letter of credit security deposit requirement decreased to $85,000.

Monroe Securities Holdings, Inc. (MSHI) has four notes payable. Two of the notes require monthly payments in aggregate of $50,000, including interest at a variable rate, and mature on December 31, 2013. The other two notes bear interest at a variable rate, require quarterly payments based upon the revenue of the Company and mature on December 31, 2013. Based on the current level of revenue, it is anticipated that quarterly payments of interest only will aggregate approximately $16,300 and that cash disbursements from the Company to MSHI will be a source of funds to meet the debt service requirements. Acquisition indebtedness on the books of MSHI totaled $1,838,168 and $2,316,411 as of December 31, 2010 and 2009, respectively.

The Company does not guarantee the debt nor has it pledged any assets. However, the outstanding common stock of the Company has been pledged by MSHI as collateral in connection with the notes payable discussed above.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditor's report, which is the date the financials statements were available for issue.

MONROE SECURITIES, INC.

Statements of Financial Condition
December 31, 2010 and 2009